NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5

February 6, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention: Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2 Amendment No. 5 - File No. 333-125068

Further to your letter dated January 20, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

DESCRIPTION OF BUSINESS, PAGE 11

IN GENERAL, PAGE 11

1. As we previously requested, please state that you will not enter into a merger or acquisition in the next 12 months rather than that you do not have "any intention of entering into a merger or acquisition within the next twelve months." In addition, please revise the section so that the statement is no longer in context which obfuscates whether you are referring to the acquisition of mineral properties for purposes of exploration as part of your resent business or whether you are referring to the acquisition of, or merger with, another business, or another entity.

     As we have repeatedly indicated, we are in the business of acquiring and exploring mineral properties. Although we do not have any present intention of acquiring additional properties in the next 12 months, we are not prepared to state that we will not enter into an acquisition. This would be contrary to our disclosed business objectives and would not be accurate.

     We have revised our disclosure to indicate that we do not have any intention of entering into a merger or acquisition in any business sector within the next twelve months so that the context of the statement is more clear.

2. Revise to state the status of Phase I, Phase II and Phase III of your exploration in the General section.

     We have added the following disclosure in this subsection:

     "We completed the recommended phase one exploration program on the Cade claim, as well as part of the second phase. Due to winter weather conditions, we were forced to cease exploration in the autumn of 2005. Accordingly, the phase two exploration program is scheduled for completion in April 2006 and the phase three program is scheduled for the summer of 2006."

3. We note your response to comment 8. We note your disclosure that "we have not yet commenced the initial phase of exploration on the Cade claim." We also note your statements that you have completed Phase I and Phase II is in progress. Revise to reconcile your statements and update your disclosure to address the status of your mineral exploration activities.

     We have revised our disclosure so that it consistently indicates that we have completed Phase I and that Phase II will be completed in April 2006.

DESCRIPTION, LOCATION AND ACCESS, PAGE 13

4. Please revise the first paragraph of this section to describe in detail when it will be necessary for your to use a helicopter to access the Cade Claim and when you can access it by four-wheel drive all terrain vehicle. Please discuss the factors which preclude or limit your use of each.

     We have revised our disclosure to state the following:

     "Local access to the property for the first three phases of exploration is only practical via helicopter, but a year-round helicopter base in nearby Pemberton is only 15 minutes flight-time away. Following an upgrade of the existing road to the property, it will be accessible by four-wheel drive vehicle.

     Every time that we conduct exploration on the Cade property during the phase one and two exploration programs, we will incur $1,000 in helicopter costs in order to gain access to it. We have included this cost in our exploration budgets. This will not have an impact on the frequency of our exploration phases. During the initial exploration phases the use of a helicopter is the most practical and convenient mode of transportation. We will use a helicopter to gain access to the property for the phase one, two and three exploration programs.

     Future exploration phases beyond phase three will require drilling and the use of heavy equipment. Accordingly, we will then need to upgrade the road to the Cade property at an approximate cost of $10,000. Once this is complete, we will access the property by four-wheel drive vehicle."

     The recommended budgets for the phase I, II and III exploration programs all include helicopter rental costs.

5. Supplementally respond to each of our six requests in comment number nine of our prior letter. Revise the disclosure as appropriate. We may have further comment.

     We have addressed each of the six requests in your previous comment 9 as follows:

     a) provide your estimate of the amount of money you will spend for a helicopter before you have completed exploration and development work on the claim

     The amount of money we will spend for helicopter costs before we have completed exploration and development work will be $3,000;

     b) provide a general discussion regarding how frequent it is in your industry to explore, develop and mine a claim which one can reach only by helicopter and whether there are indications that this is an achievable goal.

     We have indicated that it is not unusual in the mineral exploration sector to use a helicopter to access mineral claims during the initial phases of exploration if a property is not readily accessible by road.

     c)   disclose the basis for your assertions in this regard

     The geologist who prepared the technical report on the Cade property, Mr. George Nicholson, confirms that this occurs frequently in remote areas.

     d) if applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference

     Mr. Nicholson's assertions are based upon his experience as a professional geologist for the past 20 years.

     e) if you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant

     Not applicable.

     f) disclose each material hardship that you must overcome because the claim is accessible only by helicopter, including but not limited to, whether this circumstance will prolong the process and whether, and how, it will impact your choice of machinery.

     The fact that we can only access the Cade claim by helicopter will not create any hardships with respect to our phase three phases of exploration. As our disclosure in this section indicates, we will be able to access the property by four wheel drive vehicle for all phases beyond phase three.

GEOLOGICAL REPORT, PAGE 14

6.   Revise to describe the results of Phase I of your exploration program.

     We have indicated that the results of Phase I allowed us to identify targets for the second phase of exploration. We have not disclosed the assay results of the grab samples taken during the phase since the Commission's position is not to disclose the results of such sampling unless sizeable bulk samples are involved.

7. Revise to clarify what cost you have already incurred costs in Phase II of your exploration program.

     We incurred approximately $3,000 in costs so far in conducting the phase two program.

8.   Revise to break out the costs in Phase III of your exploration program.

     We have disclosed the costs of the third phase of exploration which consists of an airborne electromagnetic survey of the Cade claim, followed by additional sampling of prospective areas.

PLAN OF OPERATIONS, PAGE 17

BUDGET - PHASE III, PAGE 18

9. Your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement. Please describe phase three of your program in all material respects, even though you do not yet know whether or not the third phase will occur. Specify the material activities involved and disclose the time frame and cost. Include the cost of upgrades for the road presently used to get to the claim and, also, the cost of a new mine road, as applicable. Disclose the differences which you anticipate between the existing road which you have referenced and the as yet non-existent road which you might build. Explain how you arrived at the cost of the road you might construct. Discuss availability of funds and any financing plans.

     We have disclosed the two components of our third phase and their costs. The road upgrades would not be included in Phase III but would commence in subsequent future phases. We have stated such, and also disclosed what the upgrade to the existing road and possible new road would entail and the costs of each.

10. Please specify the time during the next 12 months at which you will make the determination whether to continue exploration or not. Please specify your plans if you determine that the results of the initial exploration are not sufficiently positive to enable you to proceed.

     We have disclosed that once we have received the results of the Phase III surveys, which we expect to have during the Fall/Winter of 2006, we would then make the determination on whether to proceed with future exploration phases in Spring 2007 when weather conditions permit. We have also disclosed that if no commercially viable mineral deposit exists on the Cade claim we may consider acquiring interests in additional mineral properties in the future, though we do not have any current plans to do so.

EXECUTIVE COMPENSATION, PAGE 20

11. Revise to update your executive compensation disclosure through December 31, 2005.

     We have updated the executive compensation table through December 31, 2005.

FINANCIAL STATEMENTS FOR THE PERIOD FROM NOVEMBER 17, 2005 (INCEPTION) THROUGH MARCH 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC REGISTERED PUBLIC ACCOUNTING FIRM, F-10

12. We note that your audit report includes both the prior date (May 5, 2005) as well as a revised date (July 11, 2005). It is not clear whether the accountants intend to dual date or update the report as of September 22, 2005. If the audit report date needs to be updated, reference to prior audit report date (May 5, 2005) should be removed. If the accountants intend to dual date the report, the extent of responsibility subsequent to the previous audit report date (July 11, 2005) should be disclosed which should include the reference to the applicable footnote to the audited financial statements. Refer to section 530.05 of the Codification of Statements on Auditing Standards. Please advise your accountant to revise their report accordingly.

     The auditor has revised their report.

NOTE 8 - REVISED FINANCIAL STATEMENTS, F-20

13. It is not clear to us how this note is appropriate. Please explain how your disclosure is meaningful to an investor, or revise to remove.

     We have revised Note 8.

OTHER

14. Please provide a currently dated consent with any amendment to the registration statement.

     We have included a currently dated consent from the auditor.

Yours truly,

/s/ Richard Novis
------------------------------
Northern Explorations Inc.
Richard Novis, President